UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ValueVision Media, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
92047K-10-7
(CUSIP Number)
Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 92047K-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS: Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,466,938 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,466,938 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,466,938 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (see Item 5)
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 92047K-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS: NBCUniversal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,466,938 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,466,938 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,466,938 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (see Item 5)
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 92047K-10-7	13D	Page 4

1	NAMES OF REPORTING PERSONS: NBCUniversal Media, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,466,938 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	6,466,938 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,466,938 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7% (see Item 5)
14	TYPE OF REPORTING PERSON: OO

This Schedule 13D is being filed while the Reporting Persons (as defined below) are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the “Shares”), of ValueVision Media, Inc., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344.

Item 2.  Identity and Background.

This statement is filed by Comcast Corporation (“Comcast”), for and on behalf of itself, NBCUniversal, LLC (“NBCUniversal Holdings”) and NBCUniversal Media, LLC (“NBCUniversal” and together with Comcast and NBCUniversal Holdings, the “Reporting Persons”). NBCUniversal (f/k/a NBC Universal, Inc.) is a wholly owned subsidiary of NBCUniversal Holdings, which is owned 51% by Comcast (through wholly owned subsidiaries) and 49% by General Electric Company together with its subsidiaries (“GE”).

The principal business office of Comcast is located at One Comcast Center, Philadelphia, Pennsylvania 19103-2838.  The principal business offices of NBCUniversal and NBCUniversal Holdings are located at 30 Rockefeller Plaza, New York, New York 10112.  The Reporting Persons are principally involved in the operation of cable systems and the development, production and distribution of entertainment, news, sports and other content for global audiences.

The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A to this Statement. None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Statement has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares were acquired as part of Comcast’s acquisition of control of the business of NBCUniversal on January 28, 2011.  Comcast now controls and owns 51% of NBCUniversal Holdings, and GE owns the remaining 49%.

Further details of the transaction involving NBCUniversal are set forth in the Current Report on Form 8-K filed by Comcast on January 31, 2011 (SEC File No. 001-32871).

Item 4. Purpose of Transaction.

See Item 3.

Item 5. Interest in Securities of the Issuer.

(a)      The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of February 7, 2011, NBCUniversal had sole beneficial ownership of an aggregate of 6,466,938 shares of Common Stock composed of (i) 6,452,194 shares of outstanding Common Stock and (ii) 14,744 shares of Common Stock issuable upon exercise of warrants issued on November 11, 2002 pursuant to a Distribution and Marketing Agreement dated March 8, 1999 (“New Performance Warrants”). For purposes of this Item 5 hereof and the cover pages of this Schedule 13D, the shares of Common Stock to be issued by the Issuer to NBCUniversal on May 15, 2011, pursuant to Amendment No. 2 to Trademark License Agreement, are not reflected in the beneficial ownership of Common Stock of the Reporting Persons.

Accordingly, as of February 7, 2011, NBCUniversal beneficially owned in the aggregate 6,466,938 shares of Common Stock, representing approximately 19.7% of the shares of Common Stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of December 7, 2010, as reported in the Issuer’s Form 10-Q for the quarterly period ended October 30, 2010, and filed on December 9, 2010 (32,796,859 shares), plus the shares issuable to the relevant Reporting Person upon exercise of the warrants described above).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)      The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)      None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days. On November 11, 2010, New Performance Warrants in respect of 7,371 shares of Common Stock expired.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following documents are hereby incorporated by reference:

1.	Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on April 26, 1999 (SEC File No. 005-41757)

2.
Amendment No. 1 to Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on June 3, 1999 (SEC File No. 005-41757)

3.
Amendment No. 2 to Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on July 7, 1999 (SEC File No. 005-41757)

4.
Amendment No. 3 to Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on November 29, 2000 (SEC File No. 005-41757)

5.
Amendment No. 4 to Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on March 15, 2002 (SEC File No. 005-41757)

6.
Amendment No. 5 to Schedule 13D filed by GE Capital Equity Investments, Inc., National Broadcasting Company, Inc. and others with respect to ValueVision Media, Inc. on February 18, 2003 (SEC File No. 005-41757)

7.	Amendment No. 6 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on August 31, 2004 (SEC File No. 005-41757)

8.	Amendment No. 7 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on February 15, 2005 (SEC File No. 005-41757)

9.	Amendment No. 8 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on July 12, 2005 (SEC File No. 005-41757)

10.	Amendment No. 9 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on September 9, 2005 (SEC File No. 005-41757)

11.	Amendment No. 10 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on November 15, 2005 (SEC File No. 005-41757)

12.	Amendment No. 11 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on June 28, 2006 (SEC File No. 005-41757)

13.	Amendment No. 12 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on April 13, 2007 (SEC File No. 005-41757)

14.	Amendment No. 13 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on November 17, 2008 (SEC File No. 005-41757)

15.	Amendment No. 14 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on March 2, 2009 (SEC File No. 005-41757)

16.	Amendment No. 15 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on May 19, 2010 (SEC File No. 005-41757)

17.	Amendment No. 16 to Schedule 13D filed by GE Capital Equity Investments, Inc., NBC Universal, Inc. and others with respect to ValueVision Media, Inc. on November 24, 2010 (SEC File No. 005-41757)

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

In connection with Comcast’s acquisition of control of NBCUniversal, GE agreed that, for so long as GE is entitled to appoint two directors to the board of directors of the Issuer, NBCUniversal will be entitled to retain a board seat provided that NBCUniversal beneficially owns at least 5% of the adjusted outstanding common stock of the Issuer.  Further, GE agreed to obtain the consent of NBCUniversal prior to consenting to the Issuer’s adoption of any shareholders rights plan or certain other actions that would impede or restrict the ability of NBCUniversal to acquire or dispose of shares of voting stock or taking any action that would result in NBCUniversal being deemed to be in violation of 47 CFR 73.3555.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011

COMCAST CORPORATION
By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President, General Counsel and Secretary

NBCUNIVERSAL, LLC
By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

NBCUNIVERSAL MEDIA, LLC
By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

SCHEDULE A-1

DIRECTORS AND EXECUTIVE OFFICERS OF COMCAST CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below.  If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838.  All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
S. Decker Anstrom	Former Director and President and Chief Operating Officer, Landmark Communications, Inc.
Kenneth J. Bacon	Executive Vice President of Housing and Community Development and Senior Vice President of Multifamily Investment, Fannie Mae
Sheldon M. Bonovitz	Chairman Emeritus, Duane Morris LLP
Edward D. Breen	Chairman and Chief Executive Officer, Tyco International Ltd.
Julian A. Brodsky	Non-Executive Vice Chairman, Comcast
Joseph J. Collins	Chairman, Aegis, LLC
J. Michael Cook	Director, International Flavors & Fragrances, Inc. and Trustee, Scripps Research Institute
Gerald L. Hassell	President, The Bank of New York Mellon
Jeffrey A. Honickman	Chief Executive Officer, Pepsi-Cola & National Brand Beverages, Ltd.
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer, Comcast
Ralph J. Roberts	Founder and Chairman Emeritus, Comcast
Dr. Judith Rodin	President, Rockefeller Foundation
Michael I. Sovern	Chairman, Sotheby’s

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer, Comcast
Michael J. Angelakis	Executive Vice President and Chief Financial Officer, Comcast
Arthur R. Block	Senior Vice President, General Counsel and Secretary, Comcast
Stephen B. Burke 30 Rockefeller Plaza, New York, New York 10112	President and Chief Executive Officer, NBCUniversal Media, LLC and Executive Vice President, Comcast
David L. Cohen	Executive Vice President, Comcast
Lawrence J. Salva	Senior Vice President, Chief Accounting Officer and Controller, Comcast
Neil Smit	President, Comcast Cable Communications and Executive Vice President, Comcast

SCHEDULE A-2

DIRECTORS AND EXECUTIVE OFFICERS OF NBCUNIVERSAL, LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of NBCUniversal, LLC, are set forth below.  If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838.  All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Michael J. Angelakis	Executive Vice President and Chief Financial Officer, Comcast Corporation
Stephen B. Burke 30 Rockefeller Plaza, New York, New York 10112	President and Chief Executive Officer, NBCUniversal Media, LLC and Executive Vice President, Comcast Corporation
Jeffrey Immelt General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001	Chairman and CEO, General Electric Company
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer, Comcast Corporation
Keith Sherin General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001	Vice Chairman and CFO, General Electric Company

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer, Comcast Corporation
Michael J. Angelakis	Executive Vice President and Chief Financial Officer, Comcast Corporation
Arthur R. Block	Senior Vice President, General Counsel and Secretary, Comcast Corporation
Stephen B. Burke 30 Rockefeller Plaza, New York, New York 10112	President and Chief Executive Officer, NBCUniversal Media, LLC and Executive Vice President, Comcast Corporation
David L. Cohen	Executive Vice President, Comcast Corporation
Lawrence J. Salva	Senior Vice President, Chief Accounting Officer and Controller, Comcast Corporation

SCHEDULE A-3

DIRECTORS AND EXECUTIVE OFFICERS OF NBCUNIVERSAL MEDIA, LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of NBCUniversal Media, LLC (“NBCUniversal”), are set forth below.  If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838.  All of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
N/A1	N/A

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer, Comcast Corporation
Michael J. Angelakis	Executive Vice President and Chief Financial Officer, Comcast Corporation
Arthur R. Block	Senior Vice President, General Counsel and Secretary, Comcast Corporation
Stephen B. Burke 30 Rockefeller Plaza, New York, New York 10112	President and Chief Executive Officer, NBCUniversal and Executive Vice President, Comcast Corporation
David L. Cohen	Executive Vice President Comcast Corporation
Lawrence J. Salva	Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

___________________
1  NBCUniversal does not have a board of directors, but is managed by NBCUniversal, LLC as its sole member.